

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2018

Duffield Milkie
Executive Vice President and General Counsel
Cedar Fair, L.P.
One Cedar Point Drive
Sandusky, Ohio 44870-5259

>   **Re: Cedar Fair, L.P.**
>   **Registration Statement on Form S-4**
>   **Filed April 11, 2018**
>   **File No. 333-224226**

Dear Mr. Milkie:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed April 11, 2018

General

1. Please update the prospectus to include the information required by Item 19(a)(7) of Form S-4, including the information required by Item 402 of Regulation S-K, for the most recently completed fiscal year.

2. Please be advised that we will not be in a position to declare this registration statement effective until you have cleared all comments on your periodic reports. Please refer to the comment letter dated April 17, 2018 regarding the current report on Form 8-K furnished on February 14, 2018.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Stickel at 202-551-3324 or Laura Nicholson at 202-551-3584 with any questions.

Division of Corporation Finance
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